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Exhibit 21

Subsidiaries of Registrant

Subsidiaries of Alliance Bancorp of New England, Inc.:
Tolland Bank, a Connecticut chartered savings bank.
Alliance Capital Trust I, a Delaware Statutory Business Trust
Alliance Capital Trust II, a Delaware Statutory Business Trust

Subsidiaries of Tolland Bank:
Asset Recovery Systems, Inc., a Connecticut corporation
Tolland Investment Corporation, a Connecticut corporation